UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70930

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tradesk Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

830 Morris Turnpike, Suite 401
(No. and Street)

Short Hills	NJ	07078
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Brant	(402) 215-1352	david.brant@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Meisel, Tuteur & Lewis, P.C.
(Name – if individual, state last, first, and middle name)

105 Eisenhower Pkwy	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

09/29/2009	3861
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Zhaoyang (Eric) Chu, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ______________________, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: CEO

____
Notary Public

MAHAM A CHAUDHRY
Notary Public, State of New Jersey
My Commission Expires Feb 24, 2028

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

FINANCIAL STATEMENT

December 31, 2024

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

FINANCIAL STATEMENT
DECEMBER 31, 2024

TABLE OF CONTENTS

MEISEL, TUTEUR & LEWIS, P.C.
Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Tradesk Securities, Inc.
(A Wholly-Owned Subsidiary of Tradesk Holdings Inc.)

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Tradesk Securities, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Tradesk Securities, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of Tradesk Securities, Inc.'s management. Our responsibility is to express an opinion on Tradesk Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tradesk Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Meisel, Tuteur, & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

We have served as Tradesk Securities, Inc.'s auditor since 2023.

Roseland, New Jersey
February 28, 2025

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS	
Cash and cash equivalents	$ 727,333
Receivables from clearing organization (Note 4)	54,477
Prepaid expenses and other assets	41,439
Receivable from employees	1,250
Fixed assets, net	2,046
Total assets	$ 826,545
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 12,023
Total liabilities	12,023
STOCKHOLDER'S EQUITY	
Common stock (100 shares authorized, issued, and outstanding, par value $0.001)	1
Additional paid in capital	2,688,999
Retained earnings (accumulated deficit)	(1,874,478)
Total stockholder's equity	814,522
Total liabilities and stockholder's equity	$ 826,545

The accompanying notes are an integral part of the financial statement.

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

NOTES TO FINANCIAL STATEMENT

December 31, 2024

1. Organization and Nature of Business

Business Description

Tradesk Securities, Inc. (the "Company") is a fully introducing broker-dealer registered with the Securities and Exchange Commission ("SEC"). Tradesk Securities, Inc. is 100% owned by Tradesk Holdings Inc., which is ultimately owned by Fiduciary Holding Limited. Tradesk Securities, Inc. is a member of the Financial Industry Regulation Authority ("FINRA") effective June 2, 2023. The Company, which was formed in 2021, is a Delaware corporation with a foreign filing in the state of New Jersey. The Company's principal business involves unsolicited transactions of its customers through its proprietary online trading platform and mobile application. Through a single, secure interface, the Company's proprietary online trading platform provides investors access to a wide range of securities products, such as stocks, options, ETFs and ADRs, and a comprehensive suite of investment tools, such as news, real time market data and company fundamentals.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statement is presented in accordance with accounting principals generally accepted in the United States of America ("GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Use of Estimates

The preparation of the financial statement, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

2. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of six months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. At December 31, 2024, cash consists of cash held in checking and money market bank accounts in the amount of $424,885. Cash equivalents as of December 31, 2024 include a certificate of deposit in the amount of $302,448 that matures June 12, 2025. Cash and cash equivalent balances may, at a limited number of banks and financial institutions, periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government.

Allowance for Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposure in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as bad debt expense on the statement of operations. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2024.

Other Assets

Other assets are comprised of prepaid expenses, miscellaneous receivables and other assets generated in the normal course of business.

Fixed Assets

Fixed Assets are recorded at cost, net of accumulated depreciation and amortization. Fixed asset balances are reviewed annually for impairment. There is no such impairment loss recorded during the period ending December 31, 2024.

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

NOTES TO FINANCIAL STATEMENT

December 31, 2024

2. Summary of Significant Accounting Policies (Continued)

<u>Fair Value of Financial Instruments</u>

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. No assets or liabilities are required to be carried at fair value as of December 31, 2024. The Company has no financial instruments required to be reported at fair value on a recurring basis.

<u>Accounts Payable and Accrued Expenses</u>

Accounts payable and accrued expenses include accruals for professional, third-party services, and other payables.

<u>Income Taxes</u>

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

Management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that is greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder’s equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better consolidated financial statement comparability among different entities.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

Based on its analysis, management has determined that the Company has not incurred any liability for unrecognized tax benefits as of December 31, 2024. However, the Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof.

The Company has $1,876,806 of federal and $1,871,911 of state net operating losses available to reduce future federal and state income taxes. Future federal and state expected tax benefits aggregating approximately $560,000 from the application of the unused net operating losses have not been recognized due to the uncertainty of obtaining levels of sufficient taxable income based upon the Company's past experience. The U.S. Federal jurisdiction, Delaware, and New Jersey are the major tax jurisdictions where the Company files income tax returns. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as interest expense and other expenses, respectively. No interest expense or penalties have been assessed for the year ended December 31, 2024.

Segment Reporting

The Company adopted Accounting Standards Update (ASU) 2023-7, Disclosure of Financial Information for a Single Segment Entity. Under this guidance, the Company is required to disclose specific financial information for its single reportable segment. The Company operates as a single reportable segment, focusing on broker dealer activities, mainly investment banking. All material financial information, including revenue, expenses, and assets, is reviewed and managed by the Company's Chief Operating Decision Maker (CODM). As a result of operating as a single segment entity, the Company's financial statement reflects its overall performance without disaggregation into multiple segments.

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

NOTES TO FINANCIAL STATEMENT

December 31, 2024

2. Summary of Significant Accounting Policies (Continued)

Recently Issued and Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): *Improvements to Reportable Segment Disclosures* to improve the disclosures about reportable segments and include more detailed information about a reportable segment's expenses. This ASU also requires that a public entity, including Broker Dealers like the Company, with a single reportable segment provide all of the disclosures required as part of the amendments and all existing disclosures required by Topic 280. The ASU should be applied retrospectively to all prior periods presented in the financial statement and is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. Effective January 1, 2024, the Company adopted ASU 2023-07 and it did not have a material impact on its financial condition or results of operations. See Segment Reporting section in Note 2 for more detail.

No other new accounting pronouncements were adopted during the year ended December 31, 2024 that materially impacted the Company's financial statement and related disclosures.

3. Revenues from Contracts with Customers

Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s)

Management has identified the contracts with its customers including those covering all revenue streams earned from its affiliates under current agreements, identified the performance obligations, determined the transaction price, allocated the transaction price to the performance obligations in the contract, and recognized revenue when the Company satisfies the performance obligation.

3. Revenues from Contracts with Customers (Continued)

Brokerage Commissions and Fees

The Company buys and sells securities on behalf of its customers through the Company's proprietary online trading platform. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date and fees are collected at the end of the period. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Other

Other revenue is recognized when the Company satisfies the performance obligation.

4. Receivables from Clearing Organizations

The Company has an agreement with Velox Clearing LLC ("Velox") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Velox. Velox is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Receivables from the clearing broker include amounts due on proprietary unsettled cash and margin transactions and commissions earned.

As of December 31, 2024, the Company has the following receivables from the clearing organization as reflected on the accompanying statement of financial condition:

Clearing deposit	$ 50,000
Receivables	4,477
TOTAL	$ 54,477

5. Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

6. Regulatory Requirements

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1, and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital is computed under Rule 15c3-1, was $768,721 at December 31, 2024, which exceeded required net capital of $5,000 by $763,721. The ratio of aggregate indebtedness to net capital at December 31, 2024 was 0.02 to 1.

7. Concentration of Credit Risk

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts insured. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

8. Subsequent Events

The Company has considered subsequent events and transactions through February 28, 2025, the date the financial statement was issued, noting no material events requiring disclosure or recognition in the Company's financial statement.

MEISEL, TUTEUR & LEWIS, P.C.
Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Tradesk Securities, Inc.
(A Wholly-Owned Subsidiary of Tradesk Holdings Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report for SEA Rule 17a-5(d)(4), in which (1) Tradesk Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tradesk Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Tradesk Securities, Inc. stated that Tradesk Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Tradesk Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tradesk Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Meisel, Tuteur, & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 28, 2025

Tradesk

TRADESK SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRADESK HOLDINGS INC.)

EXEMPTION REPORT

TRADESK SECURITIES, INC. (the "Company") is a registered broker-dealer with the SEC and FINRA subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) for the entire year ended December 31, 2024, without exception.

I, Zhaoyang (Eric) Chu, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________

Date: February 28, 2025

Zhaoyang (Eric) Chu
CEO
TRADESK SECURITIES, INC.